SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

RIMFIRE MINERALS CORPORATION

(Name of Issuer)

Common Shares

(Title of Class of Securities)

766748107

(CUSIP Number)

Keith Presnell

Global Resource Investments Ltd.

7770 El Camino Real

Carlsbad, California 92009

Tel.: 760-943-3939

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 8, 2003

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  NOT APPLICABLE

CUSIP No. 766748107	SCHEDULE 13D	Page 2 of 10

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Exploration Capital Partners Limited Partnership, 88-0384192

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 624,400 9. Sole Dispositive Power 0 10. Shared Dispositive Power 624,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 624,400

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 4.6%

14.	Type of Reporting Person PN

CUSIP No. 766748107	SCHEDULE 13D	Page 3 of 10

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Resource Capital Investment Corporation, 88-0384205

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 624,400 9. Sole Dispositive Power 0 10. Shared Dispositive Power 624,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 624,400

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 4.6%

14.	Type of Reporting Person CO

CUSIP No. 766748107	SCHEDULE 13D	Page 4 of 10

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Rule Family Trust udt 12/17/98, Not applicable

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 624,400 9. Sole Dispositive Power 0 10. Shared Dispositive Power 624,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 624,400

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 4.6%

14.	Type of Reporting Person OO

CUSIP No. 766748107	SCHEDULE 13D	Page 5 of 10

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Arthur Richards Rule

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 624,400 9. Sole Dispositive Power 0 10. Shared Dispositive Power 624,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 624,400

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 4.6%

14.	Type of Reporting Person IN

CUSIP No. 766748107	Page 6 of 10

SCHEDULE 13D

(Amendment No. 2)

The Statement on Schedule 13D, dated April 11, 2002, initially filed by Exploration Capital Partners Limited Partnership (“Exploration Capital”), Resource Capital Investment Corporation (“Resource Capital”), Rule Family Trust u/d/t 12/17/98 (the “Trust”), a revocable grantor trust, and Arthur Richards Rule, (“Mr. Rule”), as amended by Amendment No. 1 dated July 5, 2002 (as so amended, the “Schedule 13D”), is hereby amended by this Amendment No. 2, dated September 18, 2003, to reflect certain changes in the information previously filed in the Schedule 13D relating to the outstanding Common Shares of Rimfire Minerals Corporation (the “Issuer”). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

NOTE: Beneficial ownership calculations herein are based on 13,590,621 Common Shares of the Issuer outstanding as of September 15, 2003.

Item 2.    Identity and Background

Item 2(a) is hereby amended and restated to read in its entirety as follows:

(a)    Names

This Statement is filed by (i) Exploration Capital, as the direct beneficial owner of Shares*; (ii) by virtue of its position as General Partner of Exploration Capital, by Resource Capital; (iii) by virtue of its indirect ownership and control of (A) Exploration Capital (as owner of 90% of Resource Capital) and (B) Global Resource Investments Ltd. (“Global Resource”), previously a direct beneficial owner of Shares, as set forth below, by the Trust; and (iv) by virtue of his positions with Exploration Capital and Resource Capital and ownership interest in the Trust, as described in the following paragraph, by Mr. Rule (collectively, the “Reporting Persons”). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

Global Resource, which is not a Reporting Person, had been a direct beneficial owner of Shares, as previously reported. The corporate General Partner of Global Resource is Rule Investments, Inc. (“Rule Investments”). The Trust owns 100% of Rule Investments.

Mr. Rule is President and a Director of Resource Capital and, with his wife, is co-Trustee of the Trust, which owns 90% of Resource Capital.

The only other executive officer or Director of any of the Reporting Persons is Keith Presnell, who is Chief Financial Officer and a Director of Resource Capital. As applicable, information as to Mr. Presnell is provided in addition to that for the Reporting Persons in Items 2 through 6 of the Schedule 13D.

* NOTE: For purposes of this Statement, the term “Shares” includes Common Shares owned as well as those issuable on exercise of immediately exercisable warrants.

CUSIP No. 766748107	Page 7 of 10

SCHEDULE 13D

Item 5.    Interest in Securities of the Issuer

Item 5(a) and (c) are hereby amended and restated to read in their entirety as follows:

(a)    Exploration Capital is the direct beneficial owner of 624,400 Common Shares, or approximately 4.6% of the 13,590,621 shares (the “Outstanding Issuer Shares”) of the Issuer outstanding. By virtue of the relationships described under Item 2 of this Statement, each of Resource Capital, the Trust and Mr. Rule may be deemed to share indirect ownership of the Common Shares directly beneficially owned by Exploration Capital.

(c)    Since the filing of Amendment No. 1 to the Schedule 13D, the following transactions have occurred with respect to the Shares beneficially owned by the Reporting Persons. Transaction prices are shown in U.S. dollars. Other than as marked by an asterisk (*), prices shown are based on transaction prices denominated in Canadian dollars as converted based on the U.S.$/Cdn.$ exchange rate at end of month in which the transaction occurred (except as to September 2003 transactions, which are converted at an assumed exchange rate of U.S.$0.73 to Cdn.$1.00). Prices marked with an asterisk are U.S. dollar prices as reported by broker at time of sale.

A.    Open market sales by Exploration Capital (all sales effected on the TSX Venture Exchange):

Date	No. of Shares	Price per Share (U.S.$)	Date	No. of Shares	Price per Share (U.S.$)
7/17/02	10,000	$0.42	5/12/03	10,000	$0.41*
7/18/02	5,000	$0.44	5/13/03	11,500	$0.49
7/19/02	500	$0.44	5/20/03	10,000	$0.53*
12/9/02	20,000	$0.29*	5/21/03	10,000	$0.48*
2/27/03	39,500	$0.40	6/23/03	10,000	$0.55*
4/11/03	10,000	$0.44*	6/25/03	10,000	$0.56
4/14/03	17,000	$0.46	7/28/03	11,000	$0.70
4/15/03	3,000	$0.47	7/28/03	6,000	$0.69
4/16/03	18,000	$0.46	7/29/03	22,500	$0.69
4/17/03	21,000	$0.43	7/29/03	12,000	$0.68
4/17/03	10,000	$0.42*	7/30/03	4,900	$0.69
4/21/03	23,500	$0.47	7/30/03	3,000	$0.69
4/22/03	6,000	$0.45	7/31/03	5,600	$0.69
4/24/03	6,000	$0.47	7/31/03	25,000	$0.69
4/29/03	20,000	$0.44*	9/2/03	3,500	$0.82
5/2/03	1,500	$0.53	9/3/03	14,100	$0.79
5/7/03	49,500	$0.48	9/4/03	11,000	$0.80
5/8/03	27,500	$0.47	9/5/03	21,400	$0.78
5/9/03	500	$0.44	9/8/03	25,600	$0.78

CUSIP No. 766748107	Page 8 of 10

B.    On April 2, 2003, Global Resource exercised warrants to purchase 75,000 Common Shares, at an exercise price of Cdn.$.40 per share, for an aggregate exercise price of Cdn.$30,000 (approximately U.S.$20,322).

C.    Global Resource, which is not a Reporting Person, made the following open market sales during this period (all sales effected on the TSX Venture Exchange):

Date	No. of Shares	Price per Share (U.S.$)
11/15/02	22,000	$0.29
1/29/03	15,500	$0.39
1/31/03	500	$0.39
1/31/03	500	$0.39
6/26/03	10,000	$0.58
6/27/03	23,000	$0.55
6/30/03	42,000	$0.55

Item 7.    Material to be Filed as Exhibits

EXHIBIT 1    Power of Attorney dated October 8, 2002.

DISCLAIMER OF BENEFICIAL OWNERSHIP

Not applicable

CUSIP No. 766748107	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 18, 2003	Exploration Capital Partners Limited Partnership

By: Resource Capital Investment Corporation, its general partner

By:	/s/ Keith Presnell
Keith Presnell, Chief Financial Officer

Date: September 18, 2003	Resource Capital Investment Corporation

By:	/s/ Keith Presnell
Keith Presnell, Chief Financial Officer

Date: September 18, 2003	Rule Family Trust udt 12/17/98

By:	/s/ Keith Presnell
Keith Presnell, Attorney-in-Fact for Arthur Richards Rule, Trustee

Date: September 18, 2003	Arthur Richards Rule, individually

By:	/s/ Keith Presnell
Keith Presnell, Attorney-in-Fact

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